The Lincoln National Life Insurance Company:
Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated ______________, 2018
To the Product Prospectuses dated May 1, 2018 for:

Lincoln VULONE 2014

This Supplement describes a new rider that will be made available for Lincoln VULONE 2014 and will be applicable to policies issued on or after _____________, 2018, subject to state availability.   It also outlines changes to the prospectus with respect to the rider charges and fees.

Please refer to the May 1, 2018 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to "Charges and Fees"

The following is added to Table II: Periodic Charges Other Than Fund Operating Expenses following the Lincoln LifeEnhance® Accelerated Benefits Rider:

Charge	When Charge is Deducted	Amount Deducted
Lincoln LifeAssureSM Accelerated Benefits Rider	When any benefit payment is made	$250 (deducted from amount of benefit paid)

Changes to "Rider Charges"

The following is added under the section headed "Rider Charges":

Lincoln LifeAssureSM Accelerated Benefits Rider.  While there is not charge for this rider, there is an administrative fee, shown on the Policy Specifications, which will be deducted from any benefit payment when paid but not to exceed $250.

Changes to "Riders"

The following is added under the section headed "Riders" following the Lincoln LifeEnhance® Accelerated Benefits Rider:

Lincoln LifeAssureSM Accelerated Benefits Rider.  The availability of this rider is based upon the Insured meeting our underwriting criteria (including the Insured's age, gender, and the state of the Insured's health at the time of your application.) You must apply for this rider at the time you apply for your Policy and may only have with Death Benefit Option 1).  While there is no charge for the rider, there is an administrative fee charged at the time of each benefit payment.

This rider provides for the acceleration of up to 100% of the Original Benefit Amount, which is the lesser of the Specified Amount or the Lifetime Maximum Limit as shown on your Specifications, upon occurrence of a Qualifying Event provided all of the terms and conditions of this Rider have been met.  There are two Qualifying Events, described below: (1) the Insured is certified as Chronically Ill as defined in the rider; or (2) the Insured is certified as Terminally Ill as described in the rider.  Note:  The amount accelerated will be subject to a discount factor for early payment of benefits.  Benefit payments received will be less than the amount accelerated.

There is no waiting period to receive a benefit under this rider once all Conditions for Eligibility for Benefit Payments, described below, have been satisfied. The benefit payment is payable immediately on the date we approved all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments.  Furthermore, we do not require proof of incurred expenses for you to receive benefits under this rider.  This rider's benefits will be paid to the Owner or Owner's estate while the Insured is living, unless the benefit has been otherwise assigned or designated by the Owner.  This rider's benefits will only be paid by check or other method made available by us.  Any benefit requested during the Policy's contestable period is subject to the "Incontestability" provision of the Policy.

Concurrent with your election to accelerate the death benefit, you and any irrevocable beneficiary will be given a statement demonstrating the effect of the acceleration of death benefits on the Accumulation Value, Specified Amount, premium, Surrender Value, Cost of Insurance charges, and loans. You will be given an additional statement with each benefit payment demonstrating the effect of the acceleration of death benefits on the above noted values.

Benefit Payment Options

A.	For a Chronic Illness Qualifying Event

Please note that this benefit will be paid as an annual lump sum.  You cannot receive payment of more than one Chronic Illness benefit per Benefit Period ( a period of time equal to twelve consecutive months).  We must receive and approve a written certification prior to the start of any Benefit Period in order for you to be eligible to receive a Chronic Illness benefit payment, provided all other Conditions for Eligibility for Benefit Payments are met.

The amount accelerated will be greater than the Chronic Illness benefit payment and will be determined by dividing the requested benefit payment (subject to the minimum and maximum described below), by the applicable Chronic Illness actuarial discount factor.  The amount accelerated will not be allowed to exceed the Remaining Benefit Amount, which is an amount equal to the Original Benefit Amount adjusted by subtracting the amount of all Chronic Illness benefits paid divided by the applicable Chronic Illness actuarial discount factor, and subtracting the Terminal Illness benefit paid divided by the Terminal Illness actuarial discount factor.

There is a minimum Chronic Illness benefit that may be made.  The minimum payment will be the least of:

1.	$50,000;
2.	5% of the Original Benefit Amount multiplied by the applicable actuarial discount factor; or
3.	the balance of the Remaining Benefit Amount multiplied by the applicable Chronic Illness actuarial discount factor.

There is a maximum Chronic Illness benefit payment that may be made.  The maximum payment will be the least of:

1.	an amount equal to the annual equivalent of the Per Diem Limit (Per Diem Limit is established annually by the Internal Revenue Service);
2.	25% of the Original Benefit Amount multiplied by the applicable actuarial discount factor; or
3.	the balance of the Remaining Benefit Amount multiplied by the applicable Chronic Illness actuarial discount factor.

B.	For a Terminal Illness Qualifying Event

The maximum Terminal Illness benefit payment will be the lesser of the following:

1.	50% of the Remaining Benefit Amount; or
2.	$250,000

Note: This benefit will only be paid once and will be paid as a lump sum.  If you request less than the maximum benefit, the remainder will not be available at a later date.  The amount accelerated will be greater than the Terminal Illness benefit payment and will be determined by dividing the requested benefit payment by the applicable Terminal Illness actuarial discount factor.  The amount accelerated will not be allowed to exceed the Remaining Benefit Amount.

Conditions for Eligibility for Benefit Payments: You are eligible to receive an accelerated death benefit payment if the Policy and this Rider are In Force when all of the following requirements are met:
1.	Our receipt and approval of the following documentation provided by you:
a.	Certification of either:
i.	For Chronic Illness, Written Certification by a Licensed Health Care Practitioner, independent of us, that the Insured is a Chronically Ill individual; or
ii.	For Terminal Illness, Terminally Ill Certification by a Physician that the Insured is Terminally Ill.
b.	A written consent to make such payment from any assignee of record named under the Policy or any Irrevocable Beneficiary named under the Policy.

2.
We complete, at our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a Licensed Health Care Practitioner or Physician of our choice for the Chronic Illness Qualifying Event or for the Terminal Illness Qualifying Event; and our receipt of copies of any relevant medical records from any health care provider involved in the Insured's care.  A Licensed Health Care Practitioner is a Physician, as defined in Section 1861(r)(1) of the Social Security Act , a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of Treasury, or qualifications to our satisfaction.  If there is a difference in opinion between the Insured's Licensed Health Care Practitioner/Physician and our Licensed Health Care Practitioner/Physician, we will require that a third opinion be obtained from a Licensed Health Care Practitioner/Physician acceptable to us and you.  This opinion will be at our expense and will be mutually binding; and

3.	The Insured is living at the time all of the above requirements are met.

Payment of an accelerated death benefit is due immediately on the date we approve all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments.

Benefit Requests:  Subject to meeting all Conditions for Eligibility for Benefit Payments, you may request to receive accelerated death benefits under multiple Qualifying Events as follows:

1.
A Chronic Illness benefit and then at a later date request to receive the Terminal Illness benefit.  In the same Policy Month, you may receive both a Chronic Illness benefit and the Terminal Illness benefit; or

2.	The Terminal Illness benefit and then at a later date request to receive a Chronic Illness benefit.

Actuarial Discount Factors:  A Chronic Illness actuarial discount factor will be applied to each Chronic Illness amount accelerated and a Terminal Illness actuarial discount factor will be applied to the Terminal Illness amount accelerated.  Actuarial discount factors reflect the early payment of benefits available under the Policy.  The actuarial discount factor used will be based on a mortality assumption and an interest rate which has been declared by us in effect on the date the benefit payment is determined.  The maximum interest rate used shall not exceed the greater of:
1.	the current yield on 90 day treasury bills available on the date the benefit payment is determined; or

2.	the current Maximum Statutory Adjustable Policy Loan Interest Rate (as determined by Moody's Corporate Bond Yield Average or similar method) in effect on the date the benefit payment is determined.

Benefit Periods for Chronic Illness Benefit Payments:  Any Chronic Illness benefit payment will be paid to you at the start of a Benefit Period, which is no later than the first Monthly Anniversary Day following the date we approved all documentation necessary to satisfy all Conditions for Eligibility for Benefit Payments.
We will not automatically send documentation to you for written certification to begin a new Benefit Period.  A new Benefit Period may be requested during a current Benefit Period.  However, a new Benefit Period will begin no earlier than the end of the current Benefit Period.  A new Benefit Period will begin provided the following requirements are met:
1.	this Rider is In Force;
2.	you Request a Chronic Illness benefit payment after the current Benefit Period has ended; and
3.	we receive and approve all documentation necessary to satisfy all Conditions for Eligibility for Benefit Payments.

Reduction in Benefit Payment Due to Debt:  Any Chronic Illness benefit or Terminal Illness benefit paid under this Rider will be first used to repay a portion of any outstanding Indebtedness under the Policy.  The portion to be repaid will be determined by the product of the following:
[A / B] * C where:
A.	is Debt;
B.	is the current Specified Amount immediately prior to a benefit payment; and
C.	is either i. or ii. noted below depending on the Qualifying Event:
i.	the Chronic Illness benefit payment divided by the applicable Chronic Illness actuarial discount factor; or
ii.	the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor.

If there is value in the Loan Account, the Loan Account will be reduced by the amount of the reduction in the benefit payment due to the repayment of Indebtedness.

It's important to note that this Lincoln LifeAssureSM Accelerated Benefits Rider may have an impact on any benefits provided under the following riders:

Waiver of Monthly Deduction Rider: If the Insured is on Total Disability as provided and defined under any Waiver of Monthly Deduction Rider, we will continue to waive the monthly deductions falling due under the Policy once payment of an accelerated death benefit begins under this Rider subject to the Insured's continued Total Disability.

Enhanced Surrender Value Rider:  Once payment of an accelerated death benefit under this rider begins, the Enhanced Surrender Value Rider will terminate.

Premium Reserve Rider: Once payment of an accelerated death benefit under this rider begins, you will receive a payment of the Premium Reserve Rider Surrender Value and the Premium Reserve Rider will terminate.

Benefit payments will reduce certain values of your Policy and other riders by multiplying such values by a reduction ratio.  The values that will be reduced are the following:
1.	Specified Amount:
The Fixed Account Value and/or the value of the Sub-Account(s) will be reduced in the same proportion as the balances are invested in such account(s).
2.	If any No-Lapse Enhancement Rider is attached to the Policy, the following will be reduced:
a.	The No-Lapse Value;
b.	The Reset Account Value;
c.	Guaranteed Minimum Death Benefit; and
d.	The Reset Death Benefit.

Debt will be reduced as noted in the "Reduction in Benefit Payment" provision.  Any reduction in policy values and rider values will occur on the Monthly Anniversary Day prior to the Monthly Deduction.  The proportion by which the above values will be reduced will be based on a Reduction Ratio, determined as follows:

Chronic Illness Benefit Payments:  Each Chronic Illness benefit payment will reduce the above values, in each case, to an amount determined by multiplying each value by a Reduction Ratio of (B-A)/B where:
A.	is the Chronic Illness benefit payment divided by the applicable Chronic Illness actuarial discount factor, and
B.	is the current Specified Amount immediately prior to a benefit payment.

Terminal Illness Benefit Payment:  The payment of the Terminal Illness benefit payment will reduce the above values, in each case, to an amount determined by multiplying each value by a Reduction Ratio of (B-A)/B where:
A.	is the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor, and
B.	is the current Specified Amount immediately prior to the benefit payment.

Effect of the first request for an accelerated death benefit payment:   If the death of the Insured occurs after the Owner requests to receive accelerated death benefits but before any such benefits are received, the request shall be cancelled and the Death Benefit Proceeds will be paid pursuant to the Policy.

Effect on Policy and Riders after the first accelerated death benefit payment:  Each accelerated death benefit payment will reduce the Specified Amount used to determine the Policy's Cost of Insurance.  As a result, the Cost of Insurance and any Premiums necessary to keep the Policy In Force will change.

Note:  You must continue to pay any premiums necessary to keep the Policy In Force as described in the Policy or in any applicable riders attached to the Policy.

We will send you a report showing the change in current values under your Policy with each accelerated death benefit payment you receive.

The Loan Account, if any, will be reduced as noted in the "Reduction in Benefit Payment section noted above.

If the death of the Insured occurs while benefits are being received under this rider, we will pay the Death Benefit Proceeds, which may be less than the Remaining Benefit Amount, and the Death Benefit Proceeds will be reduced by any decrease in the Remaining Benefit Amount after the date of the Insured's death.

Termination:  The rider and all rights provided under it will terminate upon the earliest of the following:

a.	The Policy terminates or is surrendered for its Surrender Value;
b.	the date we receive your request to terminate this rider;
c.	If any No-Lapse Enhancement Rider is attached to the Policy, any increase of the Policy's Specified Amount will cause this rider to terminate;
d.	The Remaining Benefit Amount is reduced to zero;
e.	The Policy's Specified Amount and the Remaining Benefit Amount are reduced to zero, which will cause the termination of both this Rider and the Policy;
f.	The death of the Insured which will cause the Death Benefit Proceeds to become payable under the Policy.

Termination of this Rider shall not prevent the payment of accelerated death benefits for any Qualifying Event that occurred while this Rider was In Force except where amounts have been paid or are payable as Death Benefit Proceeds.

Reinstatement:   If you have not yet received an accelerated death benefit under this rider, and the Policy is terminated and reinstated, you may reinstate this rider as part of your Policy.  Such reinstatement will be subject to satisfactory Evidence of Insurability and all other terms and conditions of the Policy.  If any accelerated death benefits have been received under this rider, this rider may not be reinstated.

Exclusions:   This rider does not provide an accelerated death benefit for Chronic Illness or Terminal Illness resulting from intentionally self-inflicted injury or attempted suicide, while sane or insane.